UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-15903

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CARBO Ceramics Inc. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CARBO Ceramics Inc.

Energy Center II

575 N. Dairy Ashford Rd.

Suite 300

Houston, TX 77079

CARBO Ceramics Inc. Savings and Profit Sharing Plan

December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

The Plan Administrator

CARBO Ceramics Inc.

We have audited the accompanying statements of net assets available for benefits of the CARBO Ceramics Inc. Savings and Profit Sharing Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the CARBO Ceramics Inc. Savings and Profit Sharing Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New Orleans, Louisiana

June 27, 2013

CARBO Ceramics Inc. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments:
Mutual funds	$39,472,590	$29,613,890
CARBO Ceramics Inc. common stock	2,004,211	2,635,504
Guaranteed income fund	11,009,189	9,114,482

	52,485,990	41,363,876
Receivables:
Participant contributions	122,546	9,849
Employer match contributions	192,605	84,672
Profit-sharing contributions	2,100,000	2,600,000
Notes receivable from participants	1,751,500	1,578,537

	4,166,651	4,273,058

Total assets	56,652,641	45,636,934

Net assets available for benefits	$56,652,641	$45,636,934

See accompanying notes.

CARBO Ceramics Inc. Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Investment income
Net appreciation in fair value of investments	$3,203,355
Interest and dividends	822,389

Total investment income	4,025,744
Interest income
Interest income on notes receivable from participants	69,139
Contributions
Participants	3,783,067
Employer match	1,329,889
Employer profit-sharing contribution	2,100,000
Rollovers	1,503,534

Total contributions	8,716,490

Total additions	12,811,373
Deductions
Distributions to participants	1,750,086
Administrative fees	45,580

Total deductions	1,795,666

Net increase	11,015,707
Net assets available for benefits:
Beginning of year	45,636,934

End of year	$56,652,641

See accompanying notes.

CARBO Ceramics Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

The following description of the CARBO Ceramics Inc. Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions, which is available from CARBO Ceramics Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

General

The Plan is a contributory defined contribution plan covering substantially all employees of the Company and its domestic subsidiaries, StrataGen, Inc., Applied Geomechanics, Inc., and Falcon Technologies and Services, Inc. The Plan is administered by a committee that has been appointed by the Compensation Committee of the Board of Directors of the Company. The Plan allows for participants’ immediate participation in the Plan without regard to age or service requirements. Effective August 1, 2012, the Plan entry date has changed from the first day of the each month of the year to immediate entry upon employment. At December 31, 2012, the Company had discontinued operations of its domestic subsidiary, Applied Geomechanics, Inc. Substantially all employees were terminated from the subsidiary by the end of 2012.

Contributions

Participants may contribute from 2% to 75% of their annual compensation, as defined in the Plan agreement. The Company withholds 3% from a participant’s compensation as a salary reduction deferral unless the participant elects a greater or lower percentage (including zero) through a salary reduction agreement. The Plan also has a contribution accelerator feature that allows a participant to automatically increase his or her contribution amount each year on May 1, up to a maximum of 6%.

In addition, participants age 50 and over have the option to contribute up to an additional $5,500 in pretax contributions through the Plan’s catch-up contribution provisions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company’s discretionary matching contribution to the Plan is equal to 50% of the participant’s contribution up to 6% of the participant’s compensation. The Company may also elect to make an additional discretionary profit-sharing contribution. Participants are eligible to receive a discretionary profit-sharing contribution upon the completion of one year of service, which means 1,000 hours of service in a plan year, and must be employed on December 31. Allocations of discretionary profit-sharing contributions are made pro rata based on compensation to eligible participants. During 2012, the Company made discretionary profit-sharing contributions totaling $2,100,000. All contributions made to the Plan are participant-directed into various investment options offered by the Plan and are subject to certain limitations under the Internal Revenue Code (the Code).

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching and/or profit-sharing contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings and losses of the participant’s respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Administrative Expenses

Plan administrative expenses are paid by either the Company or the Plan, as provided in the Plan agreement.

Vesting

Participants are immediately 100% vested in employee contributions and plan investment earnings on those contributions. Employer discretionary matching and discretionary profit-sharing contributions and plan investment earnings on those contributions vest to individual participants after attainment of certain years of service. After one year of service, the participant becomes 50% vested in employer contributions and is 100% vested after two years of service. On the occurrence of death, retirement, disability, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

Participant Loans

In general, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, following the guidelines in the Plan agreement. Loan terms range from one to five years or up to a maximum of ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan’s administrator. Principal and interest is paid ratably through monthly payroll deductions.

Effective January 1, 2011, the Plan was amended so that no loan may be made to a participant sooner than 30 days after the outstanding loan balance of the prior loan has been repaid.

1. Description of the Plan (continued)

Distributions to Participants

Upon retirement, death, disability, or termination of employment, participants or their beneficiaries may receive the vested balance of their accounts in the form of a lump-sum payment, or if eligible, in the form of an individual retirement account (IRA) rollover. Participants also are allowed to transfer their account balance to another tax deferred qualified plan. A participant may withdraw all or a portion of his or her account in the event of financial hardship, as defined in the Plan agreement.

Forfeitures

Forfeitures of terminated employees’ nonvested account balances are used to reduce employer contributions and Plan expenses. Effective January 1, 2012, prior to allocating participant forfeitures to pay Plan expenses, the Plan Administrator may use assets of the Plan held under any “Expense Reimbursement Account” to pay outstanding expenses as they occur. Unallocated forfeiture balances as of December 31, 2012 and 2011 were approximately $103,000 and $181,000, respectively, and forfeitures used to reduce Company contributions and pay Plan expenses for 2012 were approximately $128,000.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results may differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expense and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

2. Significant Accounting Policies (continued)

Investment Valuation

Prudential Financial, Inc. (Prudential) is the custodian of the Plan. The Plan’s funds are invested in mutual funds, CARBO Ceramics Inc. common stock, and a guaranteed income fund (GIF). Investments are stated at fair value. Fair value is the price that could be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Mutual funds are valued at the closing fund share price based on market quotations on the last business day of the Plan year. Common stock is valued at the quoted market price on the last business day of the Plan year. See Note 3 for discussion of fair value measurements.

The GIF invests in the Prudential Retirement Insurance and Annuity Company’s general accounts under a group annuity contract. The GIF is fully benefit-responsive and should be reported at fair value in the Plan’s statement of net assets available for benefits, with a corresponding adjustment to reflect these investments at contract value. Due to the nature of the GIF, fair value approximates contract value. The investment in the GIF has no maturity date. Although not invoked in 2012 or 2011, and as explained further in Note 5, a discontinuance liquidation would result in the return of contract value within 90 days; therefore, the Company believes that a discontinuance payment would be a reasonable determinant of the fair value and that fair value would approximate contract value due to the discontinuing period being only 90 days. Contract value is the relevant measurement attributable to fully benefit responsive-investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the GIF represents contributions plus earnings, less participant withdrawals and administrative expenses.

Investment Transactions

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Payment of Benefits

Benefits are recorded when paid.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

3. Fair Value Measurements

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e., an exit price. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

3. Fair Value Measurements (continued)

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted market prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2012 and 2011.

3. Fair Value Measurements (continued)

The following tables set forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic equity funds	$20,642,697	$—	$—	$20,642,697
International equity funds	10,390,899	—	—	10,390,899
Fixed income funds	4,693,082	—	—	4,693,082
Asset allocation	3,457,149	—	—	3,457,149
Other	288,763	—	—	288,763
Common stocks	2,004,211	—	—	2,004,211
Guaranteed income fund	—	—	11,009,189	11,009,189

Total assets at fair value	$41,476,801	$—	$11,009,189	$52,485,990

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic equity funds	$15,516,419	$—	$—	$15,516,419
International equity funds	7,554,320	—	—	7,554,320
Fixed income funds	3,092,547	—	—	3,092,547
Asset allocation	3,113,785	—	—	3,113,785
Other	336,819	—	—	336,819
Common stocks	2,635,504	—	—	2,635,504
Guaranteed income fund	—	—	9,114,482	9,114,482

Total assets at fair value	$32,249,394	$—	$9,114,482	$41,363,876

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2012.

Guaranteed Income Fund
Balance, beginning of year	$9,114,482
Transfers into Level 3	—
Transfers out of Level 3	—
Realized gains/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases	2,381,313
Sales	(486,606)
Issuances and settlements (net)	—

Balance, end of year	$11,009,189

4. Investments

The Plan allows participants to invest a portion of their retirement savings in common stock of the Company. Participants can invest up to 20% of any new contributions in the Company’s common stock. Transfers by participants of existing account balances into Company common stock can be performed at any time, subject to insider trading rules established by the Company, and cannot result in more than 20% of their total account balance invested in Company common stock.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Prudential, the trustee of the Plan, is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Individual investments that represent 5% or more of the Plan’s assets available for benefits are as follows:

	December 31
	2012		2011
Prudential:
Guaranteed Income Fund	$11,009,189		$9,114,482
Mutual funds:
Goldman Sachs Mid Cap Value A	3,217,945		2,373,857
Oakmark Equity & Income Fund II	(a	)	3,113,785
Oakmark Equity & Income Fund I	3,457,149		(a	)
American Funds Europacific Growth R4	7,589,679		5,512,550
Allianz NFJ Dividend Value Admin	4,352,912		3,130,481
PIMCO Total Return A	(a	)	2,462,280
PIMCO Total Return Bond Fund Admin	3,712,687		(a	)
Franklin Growth A	5,296,630		3,954,146
Common Stock:
CARBO Ceramics Inc.	(a	)	2,635,504

(a)	Investment is less than 5%

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$4,221,378
Common stock	(1,018,023)

Total	$3,203,355

5. Contract With Insurance Companies

The Plan has entered into a group annuity contract issued by Prudential, which is a fully benefit-responsive investment. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balance at contract value. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

The average yield earned by the Plan was 2.35% for the year ended December 31, 2012, and 2.70% for the year ended December 31, 2011. The average yield earned by the Plan, adjusted to reflect the actual interest rate credited to participants, was 2.35% for the year ended December 31, 2012, and 2.70% for the year ended December 31, 2011. These rates are the same because all interest credited to the Plan is credited to the participants. Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made regardless of the timing of those contributions. Interest crediting rates are reviewed on a semiannual basis for resetting.

When establishing interest crediting rates, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%.

Events that may limit the ability of the Plan to transact at contract value with the issuer are as follows: premature termination of the contract by the Plan, plant closures, Company layoffs, Plan termination, bankruptcy, and Company mergers. In the case of these events, Prudential reserves the right to settle within 90 days or over time as specified in the group annuity contract. The Company has made no such plans for the near future.

The contract includes a pool transfer limitation (the deferral provision). Prudential has the contractual right to defer a transfer or distribution. If total distributions and transfers from the contract’s pool exceed 10% of the pool’s balance as of January 1 in any one calendar year, the distribution or transfer may be deferred by Prudential. During a deferral provision, any amount deferred will continue to receive credited interest. Retirement, termination, death or disability distributions, hardship withdrawals, and distributions required by Code section 401(a)(9) payable from the guaranteed income fund will be paid and not deferred. The deferral provision was not invoked in 2012 or 2011.

6. Allocated Amounts

At December 31, 2012, there were no amounts allocable to participants who had elected to withdraw from the Plan.

7. Related-Party Transactions

Certain investments are managed by Prudential, the trustee of the Plan. Certain Plan assets are also invested in the common stock of the Company. These transactions qualify as party-in-interest transactions. All of these transactions are exempt from prohibited transaction rules under ERISA. During 2012, the Plan received $24,000 in common stock dividends from the Company.

8. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2012-6 and 2011-49, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

9. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

10. Subsequent Events

Effective May 1, 2013, the company will withhold 6% from a participant’s compensation as a salary reduction unless the participant elects a greater or lower percentage (including zero) through a salary reduction agreement. The contribution amount will increase by 1% each year on May 1, up to a maximum of 10% for participants who have elected to defer or who are automatically enrolled into the Plan.

Supplemental Schedule

CARBO Ceramics Inc. Savings and Profit Sharing Plan

EIN: 72-1100013 PN: 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2012

	Description of Investment,
	Including Maturity Date,
	Rate of Interest, Collateral,	Current
Identity of Issue, Borrower, or Similar Party	Par, or Maturity Value	Value
*Prudential Financial, Inc.:
Guaranteed Income Fund	250,001 units	$11,009,189
Oppenheimer International Small Co. A	55,508 units	1,256,699
Oppenheimer Developing Markets Y	36,694 units	1,279,874
Loomis Sayles Bond Instl	33,695 units	509,464
*Prudential Jennison Small Company Z	115,088 units	2,696,512
*Prudential Jennison Natural Resources Z	6,209 units	288,763
Goldman Sachs Mid Cap Value A	82,448 units	3,217,945
*Prudential Stock Index Z	37,730 units	1,185,104
Franklin Growth A	104,656 units	5,296,630
American Funds Europacific Growth R4	187,492 units	7,589,679
Oakmark Equity & Income Fund I	121,303 units	3,457,149
American Funds Fundamental Investors R4	21,898 units	891,465
PIMCO Total Return Bond Fund Admin	330,310 units	3,712,687
PIMCO Real Return Bond Fund Admin	24,555 units	301,285
Allianz NFJ Dividend Value Admin	340,870 units	4,352,912
Allianz NFJ Small Cap Value A	17,725 units	503,913
Wells Fargo Advantage Small Cap Val Instl	14,943 units	482,672
Columbia Acorn Z	41,394 units	1,260,457
Invesco Global Real Estate Y	22,639 units	264,647
Templeton Global Bond Adv	12,717 units	169,646
Principal MidCap S&P 400 R-3	50,609 units	755,087
*CARBO Ceramics Inc. common stock	25,584 units	2,004,211
*Participant loans	Maturities to 2018, at interest rates ranging from 4.25% to 7.75%	1,751,500

		$54,237,490

*	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
DATE: June 27, 2013
Plan Administrator

	By:	/s/ Ernesto Bautista, III
Ernesto Bautista, III
Vice President and Chief Financial Officer

Index to Exhibit

Exhibit number	Description

23	Consent of Independent Registered Public Accounting Firm